January 23, 2020

GR Arun Kumar
Director and Chief Financial Officer
Vedanta Ltd
1st Floor, C Wing, Unit 103
Corporate Avenue, Atul Projects
Chakala, Andheri (East)
Mumbai - 400 093, Maharashtra, India

       Re: Vedanta Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed July 15, 2019
           File No. 001-33175

Dear Mr. Kumar:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2019

Item 8. Financial Information
Legal Proceedings, page 144

1. We note that you have several significant legal proceedings disclosed in this section that are not disclosed in the notes to the financial statements. Please revise to ensure that all legal contingencies that meet the requirements of paragraph 86 of IAS 37 are disclosed in the notes to the financial statements.
 GR Arun Kumar
Vedanta Ltd
January 23, 2020
Page 2
Note 3(a) Significant Accounting Policies
C. Revenue Recognition, page F-14

2. Please revise to disclose the significant payment terms of your performance obligations and how the timing of satisfaction of its performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and the contract liability balances. See guidance in paragraph 117 and 119 of IFRS 15. Also, for any remaining performance obligations as of year-end, please include the disclosures required by paragraph 120 of IFRS 15.
3. We note your disclosure that revenue from oil, gas and condensate sales represent the
         Group's share of oil, gas and condensate production, recognized on a direct entitlement basis, when control is transferred to the buyers. In light of the fact that it appears your oil and gas business is structured mostly with production sharing contracts, please provide us more details on the nature of these arrangements and how you account for them in accordance with IFRS 15. As part of your response, please tell us how you have determined that these arrangements are in the scope of IFRS 15 and how you have determined whether the other parties in this arrangement meet the definition of a customer in IFRS 15. Also, please tell us the nature of any principal versus agent considerations in these transactions, such as those included in paragraphs B34-B38 of IFRS 15.
Note 6. Revenue, page F-44

4. We note your disclosure that revenue from contracts with customers for 2019 includes
         37,867 million for which contract liabilities existed at the beginning of the year. Please revise to disclose the opening and closing balances of contract liabilities from contracts with customers, and the nature of any material changes in the balance during the year, in accordance with paragraph 116 and 118 of IFRS 15.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Erlanger, Staff Accountant, at (202) 551-3301 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 with any questions.



FirstName LastNameGR Arun Kumar                                  Sincerely,
Comapany NameVedanta Ltd
                                                                 Division of
Corporation Finance
January 23, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName